FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 1, 2008 to May 31, 2008

CITYVIEW CORPORATION LIMITED

SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F...☑....	Form40-F........

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...................	No..................

(If “Yes” is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b): 82-....

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED

(Registrant)

Dated: June 23, 2008

.......................................
(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of May 1, 2008 to May 31, 2008

732	CityView Concludes US$1.1 Billion Funding Plans
733	Results of AGM Held May 19, 2008

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	May 16, 2008

CityView Concludes US$1.1 Billion

Project Funding Plans

CityView Corporation Limited (“CityView”) is pleased to announce the conclusion of negotiations to finance the key projects in West Africa in which CityView holds interests or is currently evaluating.

The directors of CityView believe that the proposed arrangements will significantly increase the value of the Company, as they remove the immediate funding commitments on CityView’s oil, diamond, copper, gold and other mineral programmes. Importantly it allows CityView to retain ultimate control of the projects whilst providing the large amounts of working capital to fast track the various projects.

Pensador Resources Inc.

Pensador Resources Inc. (“Pensador”), a US corporation that will assist CityView with the financing of these projects, is in the final stages of securing underwriting which will aggregate on completion approximately US$1.1 billion in equity. Pensador shares will be subscribed for by Angolan nationals and other parties at a price of US$20 per share. Three prominent Angolan businessmen are joining the Board of Pensador.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

As a first step, in exchange for 3.4 million Pensador shares valued at US$68 million at the above price of US$20 per share, CityView will transfer to Pensador its rights to and interests in the following investment opportunities:

  The opportunity to invest in four Angolan offshore oil licences which CityView has been evaluating for the past two months; and

  The opportunity to invest in an oil refinery in West Africa with guaranteed supply and off-take which is currently in the advanced due diligence stage.

It is anticipated that upon completion of the financing, the fully diluted issued capital of Pensador will be approximately 68.5 million shares which when valued at US$20 per share has a market capital of ~US$1.4 billion. The difference between US$1.1 billion and US$1.4 billion represents shares anticipated to be allotted to Angolans as part consideration for the assets to be transferred to Pensador.

In recognition of CityView’s pioneering work in Angola, CityView has been granted the right to increase its proposed holding from the above 3.4 million shares to 4.2 million Pensador shares by subscribing for a further 800,000 shares at a negotiated discount price of US$15 per share for a total of US$12 million.

To assist CityView to take advantage of this opportunity, two UK investment groups have offered to subscribe for up to 75 million CityView shares at a price of Au$0.222, being a premium to the present market price.

Claw-Back

A key component of the finance package was the securing of undertakings from the major shareholders in Pensador to exchange their Pensador shares for CityView shares when called upon by CityView (the “claw-back”).

The terms of the claw-back will ultimately be based on respective independent valuations immediately prior to the exercise of the clawback option. Exercise of this claw-back option will be subject to the approval of CityView’s shareholders.

CityView has commissioned an analyst team in London to review the impact on CityView of the proposed finance plans, work programmes, legal title and corporate governance. It is anticipated that this report will be available shortly.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Upon exercise of the “claw-back” option over Pensador shares, and the merger of Pensador with CityView, CityView will be the surviving holding company. At that point, CityView will seek to upgrade its Stock Exchange listing in the USA from its present OTCBB status to a higher Stock Exchange.

Work Program

It is anticipated that the funds available to Pensador will be allocated towards the development of the following projects-:

a.

To bring Cachoeiras copper project to a JORC compliant resource and then into commercial production. Also to continue exploration on the other four copper concessions held by Fortitude Minerals Limited (“Fortitude”) in Angola;

b.	To bring the Luachisse and Nhefo alluvial diamond concessions into production;
c.	To construct and commission in West Africa a 100,000 barrels of oil per day refinery, with a guaranteed oil supply and off-take for its refined products;
d.	To participate in the development of four Offshore Oil Permits in Angola;
e.	To establish an Angolan energy fund for the development of onshore oil and gas deposits in Angola;
f.	To develop a JORC compliant resource at the Longonjo copper/gold/rare earths project;
g.	To develop a JORC compliant resource at the Chipindo gold project;
h.	To continue exploration at the Ucua pegmatite project;
i.	To conduct initial exploration and development work on the Luachisse and Nhefo diamondiferous kimberlites and the Longonjo diamond area;
j.	To invest in an Angolan Government Project currently subject to a confidentiality agreement; and
k.	To undertake studies on other opportunities in Angola including a large iron ore project.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Diamonds

Pensador will fund both the bringing into production of the two alluvial licences and also the development programme for the diamondiferous kimberlites.

CityView will be granted a 10% interest in the net profits to be received by Canzar Resources Limited (“Canzar”) in the Luachisse and Nhefo alluvial production.

As CityView will become the ultimate holding company of all the group subsidiary companies, CityView’s option over Canzar ceases to be relevant and will be relinquished.

Metals

CityView will retain its existing holding of 22,717,562 shares of Fortitude valued at US$31,577,411 million (US$1.39 per share). Two of the three directors of the Fortitude Board are CityView directors (I. Egan and N. Hoexter) and they will continue to be actively involved in monitoring the ongoing work programmes.

Pensador will fund Fortitude’s programmes to the commencement of copper production and development of the gold, rare earths and other minerals projects.

Other Interests

CityView will retain its option over Petro Energy Africa Limited/Turnberry Resources Inc who are in negotiation for oil rights in Cameroon. CityView will also retain its controlling interest in European Oil Limited which owns 6% of Quest Energy Middle East Limited (“Quest”). At the appropriate time Quest will facilitate the listing of CityView on the Dubai Stock Exchange.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

May 19, 2008 The Manager Company Announcements Office Australian Securities Exchange Limited Level 4, Exchange Centre 20 Bridge Street SYDNEY NSW 2000

RESULTS OF ANNUAL GENERAL MEETING HELD MAY 19, 2008

All resolutions proposed for the Company’s Annual General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated 14 April 2008 without amendment.

In summary the resolutions were:

·	Resolution 1 (a):	To re-elect Mr Hoexter as a Director
·	Resolution 1 (b):	To re-elect Mr Brothers as a Director
·	Resolution 1 (c):	To re-elect Mr de Chazal as a Director
·	Resolution 1 (d):	To re-elect Mr Egan as a Director
·	Resolution 2:	To approve Remuneration Report.
·	Resolution 3:	To approve Remuneration of Directors
·	Resolution 4:	To approve the Issue of Option to Mr Brothers
·	Resolution 6(ii)	To approve the Appointment of Soames & Cooke as
auditor.

This information is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

As required by section 251AA(2) of the Corporations Act 2001, the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

1	(a).	Re-election of Director - Mr Nicholas Paul Hoexter

·		Votes where the proxy directed to vote “for” the motion	39,318,541
·		Votes where the proxy was directed to vote “against” the motion	58,000
·		Votes where the proxy may exercise a discretion how to vote	4,049,500
·		Votes where the proxy was directed to abstain from voting on the motion Nil

1	(b).	Re-Election of Director – Mr Robert John Francis Brothers

·		Votes where the proxy directed to vote “for” the motion	39,318,541
·		Votes where the proxy was directed to vote “against” the motion	58,000
·		Votes where the proxy may exercise a discretion how to vote	4,049,500
·		Votes where the proxy was directed to abstain from voting on the motion Nil

1	(c).	Re-Election of Director – Mr Paul Andre de Chazal

·		Votes where the proxy directed to vote “for” the motion	39,318,541
·		Votes where the proxy was directed to vote “against” the motion	58,000
·		Votes where the proxy may exercise a discretion how to vote	4,059,500
·		Votes where the proxy was directed to abstain from voting on the motion Nil

1	(d).	Re-Election of Director – Mr Ian Roy Egan

·		Votes where the proxy directed to vote “for” the motion	27,755,730
·		Votes where the proxy was directed to vote “against” the motion	Nil
·		Votes where the proxy may exercise a discretion how to vote	Nil
·		Votes where the proxy was directed to abstain from voting on the motion Nil

2	.	Approval of Remuneration Report

·		Votes where the proxy was directed to vote “for” the motion	38,030,058
·		Votes where the proxy was directed to vote “against” the motion	1,346,483
·		Votes where the proxy may exercise a discretion how to vote	4,049,500
·		Votes where the proxy was directed to abstain from voting on the motion Nil

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

3	.	Approval of Remuneration of Directors

·		Votes where the proxy directed to vote “for” the motion	39,192,153
·		Votes where the proxy was directed to vote “against” the motion	184,388
·		Votes where the proxy may exercise a discretion how to vote	Nil

			Nil
·		Votes where the proxy was directed to abstain from voting on the motion	Nil

4	.	Approval of Issue of Options to Mr Brothers

·		Votes where the proxy directed to vote “for” the motion	37,925,514
·		Votes where the proxy was directed to vote “against” the motion	1,451,027
·		Votes where the proxy may exercise a discretion how to vote	4,049,500

			Nil
·		Votes where the proxy was directed to abstain from voting on the motion	Nil

5	.	Approval of Appointment of Auditor

·		Votes where the proxy directed to vote “for” the motion	39,309,647
·		Votes where the proxy was directed to vote “against” the motion	56,000
·		Votes where the proxy may exercise a discretion how to vote	4,049,500

			Nil
·		Votes where the proxy was directed to abstain from voting on the motion	10,894

Mark Smyth
Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION

(“ASIC”)

For the month of May 1, 2008 to May 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634